Exhibit 99.1

Westport Inventor Philip Hill to Receive Manning Innovation $100,000 Principal Award

VANCOUVER, Oct. 6, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, today reported Vancouver's Philip G. Hill, principal inventor of Westport's founding technology using clean-burning natural gas in diesel engines, will win the 2011 $100,000 Encana Principal Award granted by the Ernest C. Manning Awards Foundation.

Hill's innovation of high-pressure direct injection (HPDI) allows diesel engines—the world's workhorses of transportation—to operate with the same power and efficiency that they are known for, but with reduced emissions of smog-forming nitrogen oxides and particulate matter, and 21-27 percent less greenhouse gas emissions.

The economics of using HPDI are also attractive to vehicle operators: compared to the price of diesel, on an energy equivalent basis, natural gas provides significantly lower operating costs.

Hill conceived and first developed the technology in the late 1980s in his research lab at the University of British Columbia's Department of Mechanical Engineering. His research group's work led to the founding in 1995 of Vancouver-based Westport Innovations Inc., now a company of over 650 employees and whose technology portfolio includes over 200 patents, many of which stem from Hill's original series of inventions.

Engines running with HPDI technology test well below the US Environmental Protection Agency's standards for harmful emissions, and have impressed heavy-duty vehicle operators and original equipment manufacturers alike from the West Coast to the Far East.

"Westport's growing number of joint ventures and strategic partnerships with industry giants such as Cummins, Volvo and Weichai signal both the economic benefits to Canada arising from Hill's innovation and its growing global social and environmental impacts," said Murray Goldberg, BC Chapter Chair with the Ernest C. Manning Awards Foundation.

"There is widespread evidence and agreement that there is a critical need for more innovation in Canada," said Goldberg, adding, "Encouraging, supporting and celebrating Canadian innovation contributes to strengthening the capacity of Canadians." The Foundation, named after the former Alberta Premier, has provided over $4.3 million in awards, celebrated 235 adult and youth award winners and has had over 2,500 nominations in its 30-year history.

"Philip Hill's passion for knowledge continues to inspire innovation at Westport," said David Demers, CEO and founder of Westport. "His revolutionary technology and the inspired brilliance of the team at Westport have led Westport places we never imagined back in 1995. I heartily congratulate Phil for this tremendous achievement."

"I am very, very grateful that HPDI technology is being recognized in Canada by the Manning Foundation and globally by engine and truck manufacturers," said Hill. "It is with great honour and humility that I represent so much team effort that went into this technology and company success. What's happened is the result of the synergistic teamwork of many brilliant people."

Hill is scheduled to receive his award in Edmonton on October 14th, in front of an audience of Canadian innovators, elected officials, educators and business leaders, at a gala hosted by Senator Pamela Wallin, OC.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins Inc., sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 09:00e 06-OCT-11